Mail Stop 4561

September 6, 2007

Mr. John J. Moran
Executive Vice President,
Chief Financial Officer and Director
Nexity Financial Corporation
3500 Blue Lake Drive, Suite 330
Birmingham, Alabama 35243

> **RE: Nexity Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 0-30777**

Dear Mr. Moran:

We have reviewed your supplemental response letter dated August 31, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Composition of Allowance for Loan Losses, page 39

1. It does not appear that you responded to prior comment one from our letter dated August 8, 2007. Please confirm that you will revise your future '34 Act filings accordingly to include the information provided in your response.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 51

2. We have reviewed your response to prior comment three from our letter dated August 8, 2007. We do not believe you have provided persuasive evidence to support your conclusion that the impact of the change to your Statements of Cash Flows is immaterial, both quantitatively and qualitatively. Please amend your Forms 10-K and 10-Q for the year ended December 31, 2006 and the fiscal quarter ended March 31, 2007, respectively, to present cash flows from purchases and sales of trading securities as operating activities, consistent with the accounting principles set forth in SFAS 102. In your amendments, disclose the

information required by paragraph 26 of SFAS 154, mark the applicable financial statements as restated and provide an explanatory paragraph at the beginning of your filings describing the reason for amendment. Also, tell us if you will be filing an Item 4.02 8-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Reviewing Accountant